November 13, 2023

VIA EDGAR

Division of Corporate Finance

Office of Manufacturing
United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Alex King, Evan Ewing, Stephany Yang, and Jean Yu

Re:	Fly-E Group, Inc.
Draft Registration Statement on Form S-1
Submitted August 14, 2023
CIK No. 0001975940

Ladies and Gentlemen,

On behalf of our client, Fly-E Group, Inc., a Delaware corporation (the “Company”), we submit this letter setting forth the responses of the Company to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) in its comment letter dated September 8, 2023 with respect to the Draft Registration Statement on Form S-1 confidentially submitted to the SEC on August 14, 2023. For your convenience, your comments are reproduced below in italicized bold text, followed by the Company’s responses. Please be advised that, concurrently herewith, the Company has submitted via EDGAR an amendment No. 1 to the above-referenced draft registration statement (such amendment No. 1 is referred to herein as the “Registration Statement”). All references to page numbers in the responses are references to the page numbers in the Registration Statement.

Draft Registration Statement on Form S-1 submitted August 14, 2023

About this Prospectus, page ii

1.	We note your disclosure that you obtained the market and industry data included in the registration statement from internal company surveys, market research, consultant surveys, publicly available information, reports of governmental agencies and industry publications and surveys, and that you have not independently verified the data. This statement appears to imply a disclaimer of responsibility for this information in the registration statement. Please either revise this section to remove such implication or specifically state that you are liable for all information in the registration statement.

Response: In response to this comment, the Company has revised the disclosure on page ii.

Risk Factors, page 9

2.	We note recent instances of extreme stock price run-ups followed by rapid price declines and stock price volatility seemingly unrelated to company performance following a number of recent initial public offerings, particularly among companies with relatively smaller public floats. Revise to include a separate risk factor addressing the potential for rapid and substantial price volatility and any known factors particular to your offering that may add to this risk and discuss the risks to investors when investing in stock where the price is changing rapidly. Clearly state that such volatility, including any stock-run up, may be unrelated to your actual or expected operating performance and financial condition or prospects, making it difficult for prospective investors to assess the rapidly changing value of your stock.

Response: In response to this comment, the Company has included a risk factor under the heading “The price of our common stock may be volatile and fluctuate substantially and rapidly, which could result in the loss of a significant part of your investment” on page 20 of the Registration Statement.

3.	We note your risk factor that your supply chain may be impacted by lingering effects from the pandemic. Update your risks characterized as potential if recent supply chain disruptions have impacted your operations. Explain whether mitigation efforts undertaken, if any, introduce new material risks, including those related to product quality, reliability, or regulatory approval of products.

Response: In response to this comment, the Company has revised the disclosure on pages 9 and 10 of the Registration Statement.

4.	Please describe the extent and nature of the role of the board of directors in overseeing cybersecurity risks, including in connection with the company’s supply chain/suppliers/service providers.

Response: In response to this comment, the Company has revised the risk factor under the heading “Improper activities by third parties, exploitation of encryption technology, new data-hacking tools and discoveries and other events or developments may result in future intrusions into or compromise of our networks and technology systems” on page 16 of the Registration Statement.

Use of Proceeds, page 22

5.	We note that you plan to open additional assembling facilities in 2024. If any material amount of the proceeds will be used to acquire assets otherwise than in the ordinary course of your business, such as the purchase or lease of additional assembly facilities, describe briefly and state the cost of the assets. Refer to Item 504 of Regulation S-K.

Response: The Company respectfully advises the Staff that it is currently searching for a new assembling facility to replace its current leased facility due to increased demand. The Company anticipates that the new facility will be larger and, consequently, entail higher rent expenses. However, it does not foresee a material portion of the proceeds being allocated to the rental or build-out of the new facility. Instead, the Company expects that costs related to the new facility will be funded out of working capital in the ordinary course of business. While the Company is in the process of locating a suitable new facility, there can be no assurance that one can be secured. Consequently, it has revised the disclosure on pages 1, 27, and 48 of the Registration Statement.

Capitalization, page 24

6.	Please revise your capitalization table to include the company’s indebtedness as of the most recent balance sheet date. In this regard, we note long-term notes payable and long-term notes payable, related parties on the face of your balance sheet in the amount of $1,135,452 and $150,000, respectively as of March 31, 2023.

Response: In response to this comment, the Company has revised the disclosure on page 25 of the Registration Statement.

Management’s Discussion and Analysis of Financial Condition and Results of Operations Liquidity and Capital Resources, page 32

7.	We note on your disclosures on pages 1, 26 and, 43 that you are planning to open additional assembling facilities in 2024. Please tell us your consideration for disclosure of your expected cash requirements in the discussion of your liquidity and capital resources. To the extent you have any material commitments, expand your disclosure to discuss and additionally, describe any anticipated sources of funds to meet such commitments. Refer to Item 303(b)(1) of Regulation S-K.

Response: As noted in the Company’s response to Comment No. 5, while the Company anticipates that the rent for the new facility will be higher than that of the current one, it currently does not expect this increase to be material. The Company currently expects that any increase in rent expense will be funded out of cash flow from operations and that existing working capital will be sufficient to fund any leasehold improvements.

Business

Fly E-Bike App, page 42

8.	We note from your disclosures herein and elsewhere in the filing the company provides the Fly E-Bike app for customers to better manage and enjoy their ride experience. Fly E-Bike app is described as a management service mobile software for your EVs that is designed to bring users a comprehensive intelligent experience to create a safer and more colorful riding experience. We note a list of the primary functions of the app are disclosed on page 42. In this regard, please tell us how you have accounted for the app within your financial statements and provide us with the authoritative guidance your relied upon in determining the appropriate accounting treatment as part of your response to us. Assuming a satisfactory response, please revise your notes to the financial statements to disclose your accounting policy for the app.

Response: The Company advises the Staff that it has expensed the development costs of the Fly E-Bike app (the “app”) in its financial statements in accordance with ASC 985-20, “Costs of Computer Software to be Sold, Leased, or Marketed” (“ASC 985-20”), for the following reasons.

ASC 985-20-15-2 states that ASC 985-20 applies to the costs of “computer software to be sold, leased, or otherwise marketed as a separate product or as part of a product or process, whether internally developed and produced or purchased.” The Company’s decision to apply ASC 985-20 to account for the app is based on the determination that there is a substantive plan to market this app externally, and after the Company completes the development of the app and releases it to its customers, the app will be considered to be sold in conjunction with and marketed as part of the Company’s electric vehicles (the “EVs”).

The development of the app is still in its preliminary stage, and the development of core functions has not yet been completed. The Company has launched a testing version of the app. However, this version is currently not available to its customers. After the development of the app is completed, the Company plans to market it as part of its EVs. For example, once a customer purchases an EV from the Company, a store manager, at the customer’s option, can assist the customer in downloading the app and registering the EV with the app. The Company believes that this strategy aligns with ASC 985-20, as the app will serve as a promotional tool and a component of the Company’s plan to drive EV sales. In addition, ASC 985-20 encompasses software that is intended to be used in conjunction with other products or processes. After the Company completes the development of the app and releases it to customers, the app will include an online shopping function that will allow a customer to purchase an EV from the Company. After the app becomes available to the Company’s customers, its expected integration with the EV purchase process indicates that it will be part of the EV offering. Therefore, the Company has determined that the app will be marketed as part of its products, and consequently, ASC 985-20 is applicable.

Furthermore, under ASC 985-20, costs are capitalized only after technological feasibility is achieved. According to the ASC 985-20-25-2, technological feasibility is achieved when the entity has completed all planning, designing, coding, and testing necessary to determine that the product will meet its design specifications, including functions, features, and technical performance specifications. Until technological feasibility is achieved, all development costs for software that is to be sold, leased, or otherwise marketed must be recorded as research and development expenses at the time they are incurred. After technological feasibility is established, however, the software is considered to be a company asset, and therefore any additional development costs or enhancements incurred after that point will be considered investments in the asset and therefore must be capitalized until the software is ready for its intended use.

Because the development of the Fly E-Bike app is still in its preliminary stage and the development of core functions has not yet been completed, the Company expensed the development costs of the app as they incurred. For the three months ended June 30, 2023 and 2022, development costs amounted to nil and $49,710, respectively, which were insignificant and therefore the Company recorded them under General and Administration expenses.

In response to this comment, the Company has revised the disclosure on pages 1, 27, 42, 43, 47 and F-39 of the Registration Statement.

Exhibits

9.	Please file any material lease agreements or explain why you are not required to do so.

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that it does not believe any of the Company’s leases are required to be filed as exhibits to the Registration Statement under Item 601(b)(10) of Regulation S-K. All of the Company’s current lease agreements are standard commercial leases with market-standard terms, executed in arms-length transactions with unrelated third parties. In addition, the Company’s operations at each of these locations could be relocated to an alternative location, which it believes could be readily available without causing material interruption or harm to its business. In other words, the operations at each of these locations are not dependent on unique characteristics or exact location of the specific leased property. Furthermore, the annual lease payments for any one of the Company’s leased properties under the relevant lease agreement represented less than 3.4% of the Company’s total operating expenses for the year ended March 31, 2023. Moreover, the amount of the annual rent commitments for any one of these lease properties represents only a small percentage of the Company’s aggregate revenue. In this regard, the Company notes that there is no lease for which the annual rent commitment exceeds 1.0% of the Company’s consolidated annual revenues for the year ended March 31, 2023, which totaled $21.8 million. As such, the Company does not believe any of these leases constitutes a “material lease” within the meaning of Item 601(b)(10)(ii)(D) of Regulation S-K.

The Company will continue to evaluate any new leases for materiality and, if it enters into a material lease agreement, it will file a copy of the lease and disclose the material terms of the agreement as required under Item 601(b)(10)(ii)(D) of Regulation S-K.

General

10.	Please disclose whether and how your business segments, products, or operations are materially impacted by supply chain disruptions, especially in light of Russia’s invasion of Ukraine or in light of the effectiveness of the Uyghur Forced Labor Protection Act (“UFLPA”). For example, discuss whether you have or expect to:

●	suspend the production, purchase, sale or maintenance of certain items due to a lack of raw materials, parts, or equipment; inventory shortages; closed factories or stores; reduced headcount; or delayed projects;

●	experience labor shortages that impact your business;

●	experience cybersecurity attacks in your supply chain;

●	experience higher costs due to constrained capacity or increased commodity prices or challenges sourcing materials (e.g., nickel, palladium, neon, cobalt, iron, platinum or other raw material sourced from Russia, Belarus, or Ukraine, or cotton, polysilicon, certain food products such as tomato paste, lithium, nickel, manganese, beryllium, copper, gold or other raw material sourced from Western China);

●	experience surges or declines in consumer demand for which you are unable to adequately adjust your supply;

●	be unable to supply products at competitive prices or at all due to export restrictions, tariffs, trade barriers, or political or trade tensions among countries; or

●	be exposed to supply chain risk in light of Russia’s invasion of Ukraine, the effectiveness of the UFLPA and/or related geopolitical tension or have sought to “de-globalize” your supply chain.

Explain whether and how you have undertaken efforts to mitigate the impact and where possible quantify the impact to your business.

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that while recent supply chain disruptions are a risk to the Company’s business and the industry in which it operates, such risks have not materially impacted the Company’s business or results of operations to date. Nonetheless, in response to this comment, the Company has revised the risk factor on page 11 and other disclosure on page 29 of the Registration Statement to discuss risks related to Russia’s invasion of Ukraine.

The Company also advises the Staff that the Company’s management has determined that it has not been materially impacted, including with respect to the Company’s supply chain, by the effectiveness of the Uyghur Forced Labor Prevention Act.

11.	Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Please contact legal staff associated with the review of this filing to discuss how to submit the materials, if any, to us for review.

Response: The Company advises the Staff that the Company has not provided, nor has the Company authorized anyone to provide on its behalf, written communications to potential investors in reliance on Section 5(d) of the Securities Act of 1933, as amended. To the extent that such written communications are presented to potential investors by the Company or anyone authorized to do so on the Company’s behalf in the future, the Company will supplementally provide such copies to the Staff (and coordinate with the Staff member how to submit such materials).

If you have any questions or require any additional information, please telephone the undersigned at (212) 918-3267 or Will Rao at (212) 918-3724.

Sincerely,

By:	/s/ Richard Aftanas
Richard Aftanas

cc:	Zhou Ou, Chief Executive Officer, Fly-E Group, Inc.
Steven Guo, Chief Financial Officer, Fly-E Group, Inc.
Joseph M. Lucosky, Partner, Lucosky Brookman LLP